EXHIBIT (A)(34)














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March 26, 1999                                         CONTACT: Bryant Kinney
                                                       Office: 704/382-2208
                                                       24-Hour: 704/382-8333


                      ALERT TO ALL ENDESA-CHILE ADS HOLDERS
                   USING ELECTRONIC VOTING FOR BYLAW AMENDMENT


CHARLOTTE - Duke Energy (NYSE: DUK) today alerted holders of Empresa Nacional de Electricidad S.A. (Endesa-Chile) American Depositary Shares ("ADS") desiring to vote "FOR" the Bylaw Amendment that they should not use the first voting option under ADP's electronic voting systems (phone, Internet, proxy edge or RTA system). In order to have their affirmative vote counted electronically, these holders must use the second ADP option to vote "`FOR" the Bylaw Amendment.

When voting through electronic means, Endesa-Chile holders are provided with two options: (1) to follow "Endesa-Chile board of directors' recommendation" or (2) to vote according to individual instructions. Since the Endesa-Chile board has not taken any position on the upcoming vote, a vote using the first option effectively is a vote to abstain resulting in a vote AGAINST the Bylaw Amendment. Duke Energy therefore urges all ADS holders to vote "FOR" the Bylaw Amendment using the "individual instructions" option (currently option No. 2 for telephone voting and the "proxy ballot" option for Internet voting).



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                                       2 -

All voters who have used the first option to vote must re-vote using option 2 (telephone) or the "proxy ballot" (Internet) in order to have their "FOR" counted. Notwithstanding this technical problem, Duke Energy continues to strongly urge ADS holders to vote "FOR" the Bylaw Amendment by electronic means to help ensure that their vote will be counted by the 10 a.m. EST, April 6, 1999 deadline. ADS holders who are unable to vote by electronic means should contact their broker or custodian bank and instruct them to vote "FOR" the bylaw amendment on such holder's behalf. As a last resort, ADS holders should return their voting instructions by overnight mail for delivery to their broker or bank no later than 10 a.m. EST, April 6, 1999. ADS holders with questions on these voting options should call Innisfree M & A Incorporated at (888) 750-5834.

Duke Energy (NYSE:DUK) is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: www.duke-energy.com.

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